UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 25049

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Axesstel, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05459T101

(CUSIP Number)

Charles Noreen

ComVentures

305 Lytton Avenue

Palo Alto, CA 94301

Tel.: 650.325.9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): ComVen V, LLC 77-0550928
2.	Check the Appropriate Box if a Member of a Group: (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0- 8. Shared Voting Power: 3,817,105 [1] 9. Sole Dispositive Power: -0- 10. Shared Dispositive Power: 3,817,105 [1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,817,105 [1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13.	Percent of Class Represented by Amount in Row (11): 17.03%
14.	Type of Reporting Person: OO (limited liability company)

1.	This figure includes: (a) 3,580,468 shares of common stock held by ComVentures V, L.P., (b) 221,987 shares of common stock held by ComVentures V-B CEO Fund, L.P. and (c) 14,650 shares of common stock held by ComVentures V Entrepreneurs’ Fund, L.P. ComVen V, LLC is the general partner of each of the foregoing entities. See Item 2 for further information.

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): ComVentures V, L.P. 77-0550929
2.	Check the Appropriate Box if a Member of a Group: (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 3,580,468 8. Shared Voting Power: -0- 9. Sole Dispositive Power: 3,580,468 10. Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,580,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13.	Percent of Class Represented by Amount in Row (11): 15.97%
14.	Type of Reporting Person: PN

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): ComVentures V-B CEO Fund, L.P. 41-2069975
2.	Check the Appropriate Box if a Member of a Group: (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 221,987 8. Shared Voting Power: -0- 9. Sole Dispositive Power: 221,987 10. Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 221,987
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:	☐
13.	Percent of Class Represented by Amount in Row (9): 0.99%
14.	Type of Reporting Person: PN

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): ComVentures V Entrepreneurs’ Fund, L.P. 94-3377818
2.	Check the Appropriate Box if a Member of a Group: (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 14,650 8. Shared Voting Power: -0- 9. Sole Dispositive Power: 14,650 10. Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,650
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13.	Percent of Class Represented by Amount in Row (11): 0.07%
14.	Type of Reporting Person: PN

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Roland A. Van der Meer
2.	Check the Appropriate Box if a Member of a Group: (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0- 8. Shared Voting Power: 3,817,105 [2] 9. Sole Dispositive Power: -0- 10. Shared Dispositive Power: 3,817,105 [2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,817,105 [2]
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:	☐
13.	Percent of Class Represented by Amount in Row (9): 17.03%
14.	Type of Reporting Person: IN

2.	This figure includes: (a) 3,580,468 shares of common stock held by ComVentures V, L.P., (b) 221,987 shares of common stock held by ComVentures V-B CEO Fund, L.P. and (c) 14,650 shares of common stock held by ComVentures V Entrepreneurs’ Fund, L.P. ComVen V, LLC is the general partner of each of the foregoing entities. Mr. Van der Meer is a managing member of ComVen V, LLC. See Item 2 for further information. Mr. Van der Meer disclaims beneficial ownership of the shares held by ComVen V, LLC, ComVentures V, L.P., ComVentures V-B CEO Fund, L.P. and ComVentures V Entrepreneurs’ Fund, L.P., except to the extent of his pecuniary interest therein.

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): James L. McLean
2.	Check the Appropriate Box if a Member of a Group: (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0- 8. Shared Voting Power: 3,817,105 [3] 9. Sole Dispositive Power: -0- 10. Shared Dispositive Power: 3,817,105 [3]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,817,105 [3]
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:	☐
13.	Percent of Class Represented by Amount in Row (9): 17.03%
14.	Type of Reporting Person: IN

3.	This figure includes: (a) 3,580,468 shares of common stock held by ComVentures V, L.P., (b) 221,987 shares of common stock held by ComVentures V-B CEO Fund, L.P. and (c) 14,650 shares of common stock held by ComVentures V Entrepreneurs’ Fund, L.P. ComVen V, LLC is the general partner of each of the foregoing entities. Mr. McLean is a managing member of ComVen V, LLC. See Item 2 for further information. Mr. McLean disclaims beneficial ownership of the shares held by ComVen V, LLC, ComVentures V, L.P., ComVentures V-B CEO Fund, L.P. and ComVentures V Entrepreneurs’ Fund, L.P., except to the extent of his pecuniary interest therein.

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Michael P. Rolnick
2.	Check the Appropriate Box if a Member of a Group: (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0- 8. Shared Voting Power: 3,817,105 [4] 9. Sole Dispositive Power: -0- 10. Shared Dispositive Power: 3,817,105 [4]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,817,105 [4]
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:	☐
13.	Percent of Class Represented by Amount in Row (9): 17.03%
14.	Type of Reporting Person: IN

4.	This figure includes: (a) 3,580,468 shares of common stock held by ComVentures V, L.P., (b) 221,987 shares of common stock held by ComVentures V-B CEO Fund, L.P. and (c) 14,650 shares of common stock held by ComVentures V Entrepreneurs’ Fund, L.P. ComVen V, LLC is the general partner of each of the foregoing entities. Mr. Rolnick is a managing member of ComVen V, LLC. See Item 2 for further information. Mr. Rolnick disclaims beneficial ownership of the shares held by ComVen V, LLC, ComVentures V, L.P., ComVentures V-B CEO Fund, L.P. and ComVentures V Entrepreneurs’ Fund, L.P., except to the extent of his pecuniary interest therein.

BACKGROUND

This Schedule 13D is being filed on behalf of ComVentures V, L.P., ComVentures V-B CEO Fund, L.P., ComVentures V Entrepreneurs’ Fund, L.P., Roland A. Van der Meer, James L. McLean and Michael P. Rolnick. ComVen V, LLC is the general partner of each of the foregoing entities (the “Reporting Entities”). Roland A. Van der Meer, James L. McLean and Michael P. Rolnick are managing members of ComVen V, LLC. The aforementioned entities and individuals are collectively referred to in this Schedule 13D as the “Reporting Persons” or as the “Group Members”.

The Group Members are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The agreement among the Group Members to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1. Unless the context otherwise requires, references herein to the “Common Stock” are to shares of common stock, par value $0.0001 per share of Axesstel, Inc., a Nevada corporation. Each Group Member disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by that Reporting Person.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Axesstel, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 6815 Flanders Dr., Suite 210, San Diego, CA 92121.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed jointly by (1) ComVen V, LLC, a Delaware limited liability company, (2) ComVentures V, L.P., a Delaware limited partnership, (3) ComVentures V-B CEO Fund, L.P., a Delaware limited partnership; (4) ComVentures V Entrepreneurs’ Fund, L.P., a Delaware limited partnership; (5) Roland A. Van der Meer, a managing member of ComVen V, LLC; (6) James L. McLean, a managing member of ComVen V, LLC; and (7) Michael P. Rolnick, a managing member of ComVen V, LLC. This Schedule 13D is based upon the Reporting Persons’ direct and indirect beneficial ownership of shares of common stock of the Issuer.

(b)	The address of the principal business and principal office of each of the Reporting Persons is 305 Lytton Avenue, Palo Alto, CA 94301.

(c)	Each Reporting Person is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. Each Reporting Entity is a venture capital investment entity. Mr. Van der Meer was appointed to the Board of Directors of the Issuer on December 5, 2005. ComVen V, LLC, is a general partner of the Reporting Entities. Messrs. Roland A. Van der Meer, James L. McLean and Michael P. Rolnick are managing members of ComVen V, LLC.

(d)/(e)	None of the Group Members, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. McLean and Mr. Rolnick are U.S. citizens; Mr. Van der Meer is a citizen of the Netherlands.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate amount of consideration used to purchase the 3,817,105 shares, the acquisition of which is reported in this Schedule 13D, was $13,056,440.60. The source of the aggregate purchase price is investment funds provided to the Reporting Persons by investors.

Of these 3,817,105 shares, the Reporting Persons purchased 993,500 shares for the aggregate amount of $3,462,235.50 in open market transactions and 2,823,605 shares for the aggregate amount of $9,594,205.10 under the following agreements:

(i) Stock Purchase Agreement between Wistron NeWeb Corporation, as seller, and ComVentures V, L.P., ComVentures V-B CEO Fund, L.P., ComVentures V Entrepreneurs Fund, L.P., together as buyers, dated October 7, 2004, pursuant to which the buyers purchased an aggregate of 500,000 shares of Issuer’s Common Stock for an aggregate purchase price of $1,650,000;

(ii) Stock Purchase Agreement between TBK Electronics Corp., as seller, and ComVentures V, L.P., ComVentures V-B CEO Fund, L.P., ComVentures V Entrepreneurs Fund, L.P., together as buyers, dated October 7, 2004, pursuant to which the buyers purchased an aggregate of 500,000 shares of Issuer’s Common Stock for an aggregate purchase price of $1,250,000;

(iii) Stock Purchase Agreement between GuardTec, as seller, and ComVentures V, L.P., ComVentures V-B CEO Fund, L.P., ComVentures V Entrepreneurs Fund, L.P., together as buyers, dated October 7, 2004, pursuant to which the buyers purchased an aggregate of 200,000 shares of Issuer’s Common Stock for an aggregate purchase price of $630,000;

(iv) Letter Agreement between Roland Van der Meer, as seller, and ComVentures V, L.P., ComVentures V-B CEO Fund, L.P., ComVentures V Entrepreneurs Fund, L.P., together as buyers, dated March 4, 2005, pursuant to which the buyers purchased an aggregate of 20,000 shares of Issuer’s Common Stock for an aggregate purchase price of $64,200;

(v) Stock Purchase Agreement between the Issuer, as seller, and ComVentures V, L.P., ComVentures V-B CEO Fund, L.P., ComVentures V Entrepreneurs Fund, L.P., together as buyers, dated October 12, 2004, pursuant to which the buyers purchased an aggregate of 833,334 shares of Issuer’s Common Stock for an aggregate purchase price of $3,000,002.40;

(vi) Stock Purchase Agreement between the Issuer, as seller, and ComVentures V, L.P., ComVentures V-B CEO Fund, L.P., ComVentures V Entrepreneurs Fund, L.P., together as buyers, dated February 2, 2005, pursuant to which the buyers purchased an aggregate of 270,271 shares of Issuer’s Common Stock for an aggregate purchase price of $1,000,002.70; and

(vii) Stock Purchase Agreement between the Issuer, as seller, and ComVentures V, L.P., ComVentures V-B CEO Fund, L.P., ComVentures V Entrepreneurs Fund, L.P., together as buyers, dated March 3, 2005, pursuant to which the buyers purchased an aggregate of 500,000 shares of Issuer’s Common Stock for an aggregate purchase price of $2,000,000.00.

Item 4. Purpose of Transaction

(a)-(j)	The Reporting Persons purchased the Common Stock of the Issuer because of their belief that the Company represented an attractive investment based on the Issuer’s business prospects and strategy. Effective on December 5, 2005, the Issuer appointed Roland A. Van der Meer to its board of directors because the Reporting Persons and the Issuer have agreed that the Reporting Persons’ participation in advising the Issuer on matters of its strategic direction would benefit the Issuer and its stockholders. The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and have not committed to any specific course of action with regards to their investment at this time.

In addition, the Reporting Persons may, from time to time, become aware of, initiate and/or be involved in discussions which relate to the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, and thus they retain the right to modify their purpose or purposes described above with respect to such transactions to acquire or dispose of securities of the Issuer and to participate in, formulate and/or respond to plans and proposals that could result in the occurrence of any such events.

Item 5. Interest in Securities of the Issuer

COMVEN V, LLC

(a) As of December 5, 2005, the Reporting Person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 3,817,105 shares of Common Stock, which includes: (a) 3,580,468 shares of common stock held by ComVentures V, L.P., (b) 221,987 shares of common stock held by ComVentures V-B CEO Fund, L.P. and (c) 14,650 shares of common stock held by ComVentures V Entrepreneurs’ Fund, L.P. ComVen V, LLC is the general partner of each of the foregoing entities. The Reporting Person beneficially owns approximately 17.03% of the outstanding shares of Common Stock based on 22,413,589 shares outstanding as of November 11, 2005.

(b) As of December 5, 2005, the Reporting Person has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or direct the vote: 3,817,105

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct disposition of: 3,817,105

(c) The Reporting Person has not effected any transactions in the Common Stock within the past 60 days.

(d) Not applicable.

(e) Not applicable.

COMVENTURES V, L.P.

(a) As of December 5, 2005, the Reporting Person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 3,580,468 shares of Common Stock. The Reporting Person beneficially owns approximately 15.97% of the outstanding shares of Common Stock based on 22,413,589 shares outstanding as of November 11, 2005.

(b) As of December 5, 2005, the Reporting Person has:

(i) sole power to vote or direct the vote: 3,580,468

(ii) shared power to vote or direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 3,580,468

(iv) shared power to dispose or to direct disposition of: 0

(c) The Reporting Person has not effected any transactions in the Common Stock within the past 60 days.

(d) Not applicable.

(e) Not applicable.

COMVENTURES V-B CEO FUND, L.P.

(a) As of December 5, 2005, the Reporting Person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 221,987 shares of Common Stock. The Reporting Person beneficially owns approximately 0.99% of the outstanding shares of Common Stock based on 22,413,589 shares outstanding as of November 11, 2005.

(b) As of December 5, 2005, the Reporting Person has:

(i) sole power to vote or direct the vote: 221,987

(ii) shared power to vote or direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 221,987

(iv) shared power to dispose or to direct disposition of: 0

(c) The Reporting Person has not effected any transactions in the Common Stock within the past 60 days.

(d) Not applicable.

(e) Not applicable.

COMVENTURES V ENTREPRENEURS’ FUND, L.P.

(a) As of December 5, 2005, the Reporting Person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 14,650 shares of Common Stock. The Reporting Person beneficially owns approximately 0.07% of the outstanding shares of Common Stock based on 22,413,589 shares outstanding as of November 11, 2005.

(b) As of December 5, 2005, the Reporting Person has:

(i) sole power to vote or direct the vote: 14,650

(ii) shared power to vote or direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 14,650

(iv) shared power to dispose or to direct disposition of: 0

(c) The Reporting Person has not effected any transactions in the Common Stock within the past 60 days.

(d) Not applicable.

(e) Not applicable.

ROLAND A. VAN DER MEER

(a) As of December 5, 2005, the Reporting Person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 3,817,105 shares of Common Stock. The Reporting Person beneficially owns approximately 17.03% of the outstanding shares of Common Stock based on 22,413,589 shares outstanding as of November 11, 2005.

(b) As of December 5, 2005, the Reporting Person has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or direct the vote: 3,817,105

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct disposition of: 3,817,105

(c) The Reporting Person has not effected any transactions in the Common Stock within the past 60 days.

(d) Not applicable.

(e) Not applicable.

JAMES L. MCLEAN

(a) As of December 5, 2005, the Reporting Person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 3,817,105 shares of Common Stock. The Reporting Person beneficially owns approximately 17.03% of the outstanding shares of Common Stock based on 22,413,589 shares outstanding as of November 11, 2005.

(b) As of December 5, 2005, the Reporting Person has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or direct the vote: 3,817,105

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct disposition of: 3,817,105

(c) The Reporting Person has not effected any transactions in the Common Stock within the past 60 days.

(d) Not applicable.

(e) Not applicable.

MICHAEL P. ROLNICK

(a) As of December 5, 2005, the Reporting Person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 3,817,105 shares of Common Stock. The Reporting Person beneficially owns approximately 17.03% of the outstanding shares of Common Stock based on 22,413,589 shares outstanding as of November 11, 2005.

(b) As of December 5, 2005, the Reporting Person has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or direct the vote: 3,817,105

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct disposition of: 3,817,105

(c) The Reporting Person has not effected any transactions in the Common Stock within the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by the Reporting Persons is pledged or otherwise subject to a contingency the occurrence of which would give a person voting power or investment power over such stock.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
1	Joint Filing Agreement by and among ComVen V, LLC, a Delaware limited liability company, ComVentures V, L.P., a Delaware limited partnership, ComVentures V-B CEO Fund, L.P., a Delaware limited partnership; ComVentures V Entrepreneurs’ Fund, L.P., a Delaware limited partnership; Roland A. Van der Meer, a Managing Member of ComVen V, LLC; James L. McLean, a Managing Member of ComVen V, LLC; and Michael P. Rolnick, a Managing Member of ComVen V, LLC dated December 15, 2005

2	Stock Purchase Agreement between Wistron NeWeb Corporation, as seller, and ComVentures V, L.P., ComVentures V-B CEO Fund, L.P., ComVentures V Entrepreneurs Fund, L.P., together as buyers, dated October 7, 2004

3	Stock Purchase Agreement between TBK Electronics Corp., as seller, and ComVentures V, L.P., ComVentures V-B CEO Fund, L.P., ComVentures V Entrepreneurs Fund, L.P., together as buyers, dated October 7, 2004

4	Stock Purchase Agreement between GuardTec, as seller, and ComVentures V, L.P., ComVentures V-B CEO Fund, L.P., ComVentures V Entrepreneurs Fund, L.P., together as buyers, dated October 7, 2004

5	Letter Agreement between Roland Van der Meer, as seller, and ComVentures V, L.P., ComVentures V-B CEO Fund, L.P., ComVentures V Entrepreneurs Fund, L.P., together as buyers, dated March 4, 2005

6	Stock Purchase Agreement between the Issuer, as seller, and ComVentures V, L.P., ComVentures V-B CEO Fund, L.P., ComVentures V Entrepreneurs Fund, L.P., together as buyers, dated February 2, 2005 (incorporated by reference to Exhibit 10.58 of the Issuer’s Form SB-2A, file number 333-119760, filed on February 4, 2005)

7	Stock Purchase Agreement between the Issuer, as seller, and ComVentures V, L.P., ComVentures V-B CEO Fund, L.P., ComVentures V Entrepreneurs Fund, L.P., together as buyers, dated March 3, 2005 (incorporated by reference to Exhibit 10.1 to the Form 8-K, file number 001-32160, filed on March 4, 2005)

8	Stock Purchase Agreement between the Issuer, as seller, and ComVentures V, L.P., ComVentures V-B CEO Fund, L.P., ComVentures V Entrepreneurs Fund, L.P., together as buyers, dated October 12, 2004 (incorporated by reference to Exhibit 99.1 to the Form 8-K, file number 001-32160, filed on October 15, 2004)

9	Indemnification Agreement between the Issuer and Roland Van der Meer dated December 5, 2005

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 15, 2005

COMVEN V, LLC

By:	/s/ Roland Van der Meer
Roland Van der Meer, Managing Member

COMVENTURES V, L.P.

By:	ComVen V, LLC, Its General Partner

By:	/s/ Roland Van der Meer
Roland Van der Meer, Managing Member

COMVENTURES V-B CEO FUND, L.P.

By:	ComVen V, LLC, Its General Partner

By:	/s/ Roland Van der Meer
Roland Van der Meer, Managing Member

COMVENTURES ENTREPRENEURS’ FUND, L.P.

By:	ComVen V, LLC, Its General Partner

By:	/s/ Roland Van der Meer
Roland Van der Meer, Managing Member

/s/ Roland Van der Meer Roland Van der Meer, Managing Member of ComVen V, LLC

/s/ James L. McLean James L. McLean, Managing Member of ComVen V, LLC /s/ Michael P. Rolnick Michael P. Rolnick, Managing Member of ComVen V, LLC